UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2013

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Notice of Failure to Satisfy a Continued Listing Rule or Standard.

On May 4, 2013, Textainer Group Holdings Limited (the “Company”) received a letter from the New York Stock Exchange (“NYSE”) notifying the Company that the Company did not provide timely notice to the NYSE of the record date for the Company’s upcoming 2013 Annual Meeting of Shareholders at least ten days prior to the record date for the meeting as required by NYSE rules.

The Company notes that this isolated incident occurred due to administrative error and the Company believes it has been and is in compliance with all other NYSE rules applicable to it. The Company confirms that the record date for its 2013 Annual Meeting of Shareholders to be held on May 16, 2013 continues to be April 1, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2013

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer

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